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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                     FORM 11-K

(MARK ONE)

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended June 30, 1996

                                        OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to __________
Commission file number           0-11230
                       -------------------------------

    Full title of the plan and the address of the plan, if different from that of the issuer named below.

             REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                REGIS CORPORATION
                              7201 Metro Boulevard
                          Minneapolis, Minnesota  55439
                                  612-947-7000

               REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

                      REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AS OF JUNE 30, 1996 AND 1995

                AND FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                          INDEX OF FINANCIAL STATEMENTS

                                                                   PAGE(S)

Report of Independent Accountants                                    2

Financial Statements:
  Statement of Assets Available for Plan Benefits
     as of June 30, 1996 and 1995                                    3
  Statement of Changes in Assets Available for Plan Benefits
     for the years ended June 30, 1996, 1995 and 1994                4
  Notes to Financial Statements                                      5-9

REPORT OF INDEPENDENT ACCOUNTANTS

Compensation Committee of the Board of Directors
Regis Corporation 1991 Contributory Stock Purchase Plan:

We have audited the accompanying statement of assets available for plan benefits of the Regis Corporation 1991 Contributory Stock Purchase Plan as of June 30, 1996 and 1995, and the related statement of changes in assets available for plan benefits for the years ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Regis Corporation 1991 Contributory Stock Purchase Plan as of June 30, 1996 and 1995, and the changes in assets available for plan benefits for the years ended June 30, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.



                                   /s/ Coopers & Lybrand L.L.P.

                                   COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
August 28, 1996

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 1996 AND 1995


               ASSETS                                  1996         1995

Common stock of Regis Corporation, at fair value
(cost of $1,550,961 and $1,159,473 at June 30,
1996 and 1995, respectively)                        $4,071,768   $1,700,918
                                                    ----------   ----------

Assets available for plan benefits                  $4,071,768   $1,700,918
                                                    ----------   ----------
                                                    ----------   ----------








       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


                                                       1996            1995        1994
Additions to assets:
  Employee contributions                           $  866,908     $  673,978   $  530,210
  Employer contributions                              153,038        118,986       93,609
  Dividend income                                       9,531
  Unrealized appreciation of investments            1,979,362        363,914      139,340
  Net realized gains on withdrawals by
     participants of common stock                     552,525        166,666       66,100
                                                   ----------     ----------   ----------

     Total additions                                3,561,364      1,323,544      829,259

Deductions from assets:
  Withdrawals by participants of common stock,
     at fair value                                  1,190,514        639,764      367,882
                                                   ----------     ----------   ----------

Net increase                                        2,370,850        683,780      461,377

Assets available for plan benefits:
  At beginning of year                              1,700,918      1,017,138      555,761
                                                   ----------     ----------   ----------

  At end of year                                   $4,071,768     $1,700,918   $1,017,138
                                                   ----------     ----------   ----------
                                                   ----------     ----------   ----------

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN:
    The following brief description of the Regis Corporation 1991 Contributory Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

    GENERAL:
    The Plan is a contributory defined contribution plan designed to enable Regis Corporation (the Company) participating employees and franchise employees to purchase shares of common stock of the Company through an agent at prevailing market prices based on contributions made by the participants and the Company. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    The Plan was approved by the Company's Board of Directors on July 29, 1991 and commenced on January 1, 1992. A total of 1,200,000 shares of the Company's common stock may be acquired under the Plan, on behalf of the participants.

    ELIGIBILITY:
    All employees of the Company (including those who are officers and directors) are eligible to participate in the Plan. Effective January 1, 1995, employees of the Company's franchised locations also became eligible to participate. As of June 30, 1996, there were approximately 1,516 participants in the Plan.

    CONTRIBUTIONS:
    An eligible participant may contribute to the Plan through payroll deductions with a minimum deduction of $10 per month and a maximum deduction not to exceed ten percent of total compensation. Contributions can be made via a fixed dollar contribution or a percentage of compensation contribution. The Company contributes to the Plan fifteen percent of the purchase price of the common stock to be purchased on the open market and, in addition, pays all commissions and fees related to the acquisition of the common stock. Contributions are not deemed to have been made under the Plan until they have been received by the Agent. Employees are fully vested in their own contributions and in the Company's fifteen percent contribution upon the purchase of common stock on their behalf. The Plan provides that in no event shall the Company make stock purchase contributions under the Plan in excess of $1,200,000 in the aggregate (including all expenses of the Plan paid by the Company).

REIGS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN, CONTINUED:

    EXPENSES:
    The Plan provides, among other things, that all expenses of the Plan and its administration will be paid by the Company. These expenses include primarily broker's commissions, transfer fees, administrative costs and similar expenses.

    THE AGENT AND PURCHASES OF COMMON STOCK:
    The agent for the Plan, Piper Jaffray Inc., maintains custody of the Plan's assets and uses the participants' payroll deductions, the Company's contributions, and cash dividends received, if any, to purchase common stock of the Company on the open market.

    WITHDRAWALS AND TERMINATION OF EMPLOYMENT:
    The Plan provides that upon withdrawal from the Plan, each participant will receive the shares of common stock of the Company held on the participant's behalf by the agent and a check for any fractional shares held. On termination of employment, distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares and cash adjustments as described above.

    PLAN TERMINATION:
    The Plan will end at the earliest of the following times:
    - When the Company has contributed in the aggregate $1,200,000 to the Plan, including all expenses of the Plan paid by the Company (as of June 30, 1996, the Company had contributed an aggregate of $543,777 to the Plan);

    - When the 1,200,000 shares registered with the Securities and Exchange Commission have been purchased (as of June 30, 1996, there were 1,069,703 shares available for purchase);

    -  At any time after the giving of 30 days notice by the Company; or

    -  At June 30, 1999, unless the Plan is extended to a later date.

    The Company's Board of Directors may from time to time suspend, discontinue or extend the Plan or revise or amend it as they may deem necessary or appropriate. During 1996, the Company's Board of Directors amended the Plan. The amendments included a change in certain eligibility requirements, extension of the Plan until June 30, 1999, an increase in the number of shares subject to the Plan to 1,200,000 shares and an increase in the Company's maximum contribution to $1,200,000.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN, CONTINUED:

    FEDERAL INCOME TAX CONSEQUENCES:
    The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the restrictions and special tax treatment provided therein are not available to participants. The Plan does not provide for income taxes as all taxable income is taxable to the participants. Amounts contributed by the Company are treated as part of the employees' salary or wages and are subject to income tax withholding. Dividends on the stock held, if any, will be used to purchase additional shares for each participant holding such stock on the record date of the dividend. Upon disposition of the common stock of the Company purchased under the Plan, participants must treat any gain or loss as long-term or short-term depending on the holding period of such shares.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF ACCOUNTING:
    The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Withdrawals or sales of common stock are recorded at the date of withdrawal or sale.

    EMPLOYEE ACCOUNTS:
    The agent for the Plan maintains a separate account for each participating employee. The agent allocates to each account the number of full and fractional shares of the Company's common stock purchased with contributions and other proceeds credited to such account.

    COMMON STOCK VALUATION:
    Common stock of the Company is stated at market value as quoted on NASDAQ. The differences between fair value at dates of withdrawal and cost of shares, computed on an average cost basis, are reported as realized gains or losses in the statement of changes in assets available for plan benefits. The differences between the quoted fair value at the end of the Plan year and cost of shares not withdrawn are reported as unrealized appreciation or depreciation in the statement of changes in assets available for plan benefits.

3.  CONCENTRATION OF MARKET RISK:
    The Plan's assets available for plan benefits consist entirely of the common stock of Regis Corporation. Accordingly, the underlying value of the Plan assets is entirely dependent on the performance of Regis Corporation and the market's evaluation of such performance.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


4.  STOCK SPLIT:
    All shares and price per share amounts have been adjusted for the Company's three-for-two stock split on May 20, 1996.

5.  ANALYSIS OF COMMON STOCK ACTIVITY:
    The following sets forth the Plan activity and related costs with respect to the Company's common stock:

                                      SHARES (1)       COST

     Balance at June 30, 1993             86,612     $517,570

     1994 purchases                       76,293      623,819
     1994 withdrawals by participants    (45,542)    (301,782)
                                         -------     --------

     Balance at June 30, 1994            117,363      839,607

     1995 purchases                       74,859      792,964
     1995 withdrawals by participants    (59,682)    (473,098)
                                         -------     --------

     Balance at June 30, 1995            132,540    1,159,473

     1996 purchases                       59,860    1,029,477
     1996 withdrawals by participants    (62,103)    (637,989)
                                         -------     --------

     Balance at June 30, 1996            130,297   $1,550,961
                                         -------   ----------
                                         -------   ----------

     (1)  Rounded to nearest share.

At June 30, 1996 and 1995, the share price of Regis Corporation common stock, based on quoted market value, was $31.25 and $12.83, respectively. Subsequent to June 30, 1996, the share price has declined to the mid to low $20 range.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

6.  UNREALIZED APPRECIATION (DEPRECIATION) OF COMMON STOCK:
    The change in unrealized appreciation (depreciation) of the Company's common stock was as follows:

                                                  1996         1995        1994
    Unrealized appreciation at end of period   $2,520,807   $ 541,445   $ 177,531

    Less unrealized appreciation
     at beginning of period                      (541,445)   (177,531)    (38,191)
                                               ----------   ---------   ---------

    Unrealized appreciation for the period     $1,979,362   $ 363,914   $ 139,340
                                               ----------   ---------   ---------
                                               ----------   ---------   ---------

7.  NET REALIZED GAINS ON DISTRIBUTIONS OF COMMON STOCK:
    The net realized gains on distributions of the Company's common stock to participants is summarized as follows:

                                                  1996         1995        1994

    Fair value at dates of distribution        $1,190,514   $ 639,764   $ 367,882

    Less cost of shares distributed, computed
     on an average cost basis                    (637,989)   (473,098)   (301,782)
                                               ----------   ---------   ---------

    Net realized gains for the period          $  552,525   $ 166,666   $  66,100
                                               ----------   ---------   ---------
                                               ----------   ---------   ---------

                                  EXHIBITS


The following documents are filed as exhibits to this Report:

     EXHIBIT NO.                   DOCUMENT

       (23)                        Consent of Independent Accountants


                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         REGIS CORPORATION 1991 CONTRIBUTION
                         STOCK PURCHASE PLAN

                         By:  REGIS CORPORATION



                         By   /s/ Paul D. Finkelstein
                            --------------------------------
                              Paul D. Finkelstein
                              Chief Executive Officer


Dated:  September 17, 1996

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                                EXHIBIT INDEX


EXHIBIT NO.         DOCUMENT                                               PAGE
  (23)              Consent of Independent Accountants                      12














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